

FOR IMMEDIATE RELEASE
Information of Interest for the Market
For more information contact:
Rosita Covarrubias / Germán del Río
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3349

CCU ANNOUNCES FOURTH QUARTER 2009 VOLUMES

(Santiago, Chile, January 6, 2010) – CCU reported today preliminary fourth quarter consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

	Fourth Quarter		Year 2009	
	Volumes	% Change	Volumes	% Change
Beer in Chile	1,595,296	-1.2%	5,071,341	-1.9%
Beer in Argentina[1]	1,254,880	1.4%	3,916,011	7.7%
Soft Drinks and Functionals	1,187,956	7.6%	3,985,683	2.9%
Fruit Beverages	217,361	10.3%	784,508	11.0%
Waters	388,762	7.0%	1,229,945	2.7%
Wine Chile – Domestic[2-3]	132,804	14.7%	520,572	5.4%
Wine Chile – Export[2-3]	137,515	24.3%	505,494	35.3%
Wine Argentina[3-4]	20,655	37.7%	75,980	50.0%
Spirits	55,091	0.6%	199,062	-5.4%
TOTAL[5]	**4,990,319**	**3.7%**	**16,288,596**	**3.7%**

CCU will report its full year Financial Statement under IFRS for the first time. As a consequence, CCU has until March 31st to release its consolidated results. Nevertheless the company expects to release them in advance to that date, during the month of March.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu-sa.com.

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[1] Excludes exports to Chile.
[2] VSP consolidates Viña Tarapacá's operation since the last quarter of 2008.
[3] Does not include bulk wine sales.
[4] Includes domestic and export sales volume.
[5] Does not include confectionery sales volume.